ANNUAL MEETING RESULTS
An annual meeting of the funds shareholders was held on December 6, 2011. Each matter voted upon at the meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes (if any) with respect to such matters, are set forth below.

(1) The funds preferred shareholders were asked to elect two nominees for director at the meeting
Roger A. Gibson and Leonard W. Kedrowski. A quorum of the preferred shares required to vote on this matter was not represented in person or by proxy at the meeting held on December 6, 2011. Because Roger A.
Gibson and Leonard W. Kedrowski were previously elected by the preferred shareholders to serve until their successors were elected and qualify, they will continue to serve as directors until they or their successors are elected.

(2) The funds common and preferred shareholders,
voting as a single class, elected the following
directors:
			             Shares
		        	   Withholding
			Shares	    Authority
		       Voted For     to Vote

John P. Kayser ....... 3,692,497     29,628
Richard K. Riederer .. 3,692,157     29,968
Joseph D. Strauss .... 3,692,497     29,628
James M. Wade ........ 3,692,157     29,968

(3) The funds common and preferred shareholders, voting as a single class, ratified the selection by the funds board of directors of Ernst & Young LLP as the independent registered public accounting firm for the fund for the fiscal period ending August 31, 2012.
The following votes were cast regarding this matter:

  Shares       Shares   		 Broker
 Voted For  Voted Against  Abstentions  Non Votes
 3,671,138     4,700         46,287        0